UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31052/ May 21, 2014

In the Matter of

STEBEN SELECT MULTI-STRATEGY FUND
STEBEN & COMPANY, INC.

9711 Washingtonian Boulevard, Suite 400
Gaithersburg, MD 20878

(812-14144)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(c) AND 18(i) OF THE ACT, AND
PURSUANT TO SECTION 17(d) AND RULE 17d-1 UNDER THE ACT

Steben Select Multi-Strategy Fund and Steben & Company, Inc. filed an application on April 5,
2013, and amendments to the application on March 21, 2014 and April 17, 2014, requesting an
order under section 6(c) of the Investment Company Act of 1940 ("Act") granting an exemption
from sections 18(c) and 18(i) of the Act, and pursuant to section 17(d) of the Act and rule 17d-1
under the Act. The order permits certain registered closed-end management investment
companies to issue multiple classes of shares and to impose asset-based service and/or
distribution fees and contingent deferred sales loads.

On April 25, 2014, a notice of the filing of the application was issued (Investment Company Act
Release No. 31029). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

It is further found that the participation of the investment company in the proposed arrangement
is consistent with the provisions, policies, and purposes of the Act, and is not on a basis different
from or less advantageous than that of other participants.

Accordingly, in the matter of Steben Select Multi-Strategy Fund and Steben & Company, Inc. (File No. 812-14144),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(c) and 18(i) of the Act is granted, effective immediately, subject to the condition in the application, as amended.

IT IS ALSO ORDERED, under section 17(d) of the Act and rule 17d-1 under the Act, that the investment company's participation in the proposed arrangement is approved, effective immediately, subject to the condition contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.


Kevin M. O'Neill
Deputy Secretary